Reliance
Industries Limited

[redacted]

09046040

RECEIVED
2009 MAY -4 A 7:09

April 28, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	April 28, 2009	Media Release issued by the Company titled "Reliance Industries signs GSPA with Power Companies"

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Reliance
Industries Limited

RECEIVED
2009 MAY -4 A 7:58

April 28, 2009

The Manager
Department of Corporate Services
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

Scrip Code 500325
(Fax No.2272 3719 / 2272 2037)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051

Trading Symbol 'RELIANCE EQ'
(Fax No.2659 8237 / 2659 8238)

Dear Sir,

Sub: Media Release

We enclose a copy of the Media Release issued by the Company titled **"Reliance Industries GSPA with Power Companies"**, for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President – Corporate Secretarial

CC to Luxembourg Stock Exchange
Societe De La Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L- 2011 Luxembourg
Fax NO. 00352 473298

Reliance
Industries Limited

Media Release

Reliance Industries signs GSPA with Power Companies

Mumbai, April 28, 2009: Reliance Industries Limited (RIL) has signed Gas Sales and Purchase Agreement (GSPA) with the customers in power sector for supply of natural gas to be produced from the KG-D6 block. The GSPAs were signed with 9 customers in the power sector for supply of approximately 11.0 million standard cubic meters (mmscmd) natural gas at 11 different power generation facilities.

The key highlights are:

- The duration of contract under the GSPA is 5 years.
- The gas price in GSPA is as per the formula approved by the Government.
- Gas to the customers would be transported through the East-West Pipeline of Reliance Gas Transportation Infrastructure Limited (RGTIL) and through pipelines of GAIL and GSPL.
- The power companies also signed Gas Transportation Agreement (GTA) with RGTIL.

The list of power companies with whom GSPA were signed is Annexed. RIL expects to sign GSPA with other power companies shortly, which is expected to increase the contracted quantity of gas for the power sector to 18 mmscmd.

Speaking on the occasion, **Mr. PMS Prasad, President & CEO, Petroleum, RIL**, said, "We are happy to have entered into agreements with customers in the power sector, and look forward to entering into agreements with other customers in this sector soon. The expected supply of 18 mmscmd gas to the power sector would largely eliminate the deficit in gas supply being currently faced by these units. The supply of 18 mmscmd natural gas to these units would result in generation of approximately 4000 MW of power, which would be a welcome relief in many parts of the country. We look forward to having a long-lasting and mutually beneficial relationship with the power companies."

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,50,771 crore (US$ 29.7 billion), cash profit of Rs. 21,566 crore (US$ 4.3 billion), and net profit (excluding exceptional income) of Rs. 15,607 crore (US$ 3.1 billion) as of March 31, 2009.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
Internet : www.ril.com

Media Release

Reliance Industries Limited

Key Contact:

Manoj Warrier (Mumbai)
Neucom Consulting
+ 91 98214 14954
Email: manoj@neucomconsulting.com

Tushar Pania
Reliance Industries Limited
+ 91 98200 88536
Email: tushar.pania@ril.com

ANNEXURE

List of power sector customers with whom GSPA have been signed

1 Gautami Power Limited

2 Gujarat Paguthan Energy Corporation Pvt Ltd

3 GVK Industries Limited - Phase I

4 GVK Industries Limited Ext - Phase II

5 Konaseema Gas Power Limited

6 Lanco Kondapalli Power Limited

7 Maharashtra State Power Generation Company Limited

8 Reliance Infrastructure Ltd

9 Torrent Power Limited Sugen

10 Torrent Power Limited Vatwa

11 Vemagiri Power Generation Limited